Forum Funds II
Three Canal Plaza, Suite 600
Portland, Maine 04101

August 14, 2015

EDGAR FILING

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Forum Funds II (the "Registrant")
File Nos. 333-188521/811-22842
Post-Effective Amendment (“PEA”) No. 35

Ladies and Gentlemen:

Pursuant to General Instruction C.3.(g) of Form N-1A under the Investment Company Act of 1940, as amended, and Rule 405 of Regulation S-T, transmitted herewith on behalf of the Registrant is PEA No. 35 to the Trust’s currently effective Registration Statement on Form N-1A relating to the fund shares of beneficial interest in the ABR Dynamic Blend Equity & Volatility Fund, a series of the Trust. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The sole purpose of this filing is to submit exhibits containing risk/return summary information in interactive data format that is identical to the risk/return information contained in the prospectus that was filed with the Securities and Exchange Commission in PEA No. 34 (accession number 0001435109-15-000653) to the Registrant’s registration statement on July 28, 2015.

If you have any questions or comments concerning the foregoing, please contact me at (207) 347-2076 or by email at zac.tackett@atlanticfundservices.com.

Sincerely,

/s/ Zachary R. Tackett

Zachary R. Tackett, Esq.
Vice President and Secretary to the Registrant

Attachments